SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35210

Deregistration under Section 8(f) of the Investment Company Act of 1940

May 31, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of May 2024. A copy of each application may be obtained
via the Commission's website by searching for the applicable file number listed below, or for
an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's
EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the
SEC's Public Reference Room at (202) 551-8090. An order granting each application will be
issued unless the SEC orders a hearing. Interested persons may request a hearing on any
application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the
relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the
relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
June 25, 2024, and should be accompanied by proof of service on applicants, in the form of an
affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing
requests should state the nature of the writer's interest, any facts bearing upon the desirability
of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

First American Funds, Inc. [File No. 811-03313]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to First American Funds Trust, and on December 19, 2023, made a final distribution to its shareholders based on net asset value. Expenses of $2,240,310 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on March 11, 2024 and amended on May 13, 2024.

Applicant's Address: 800 Nicollet Mall, BC-MN-H04N, Minneapolis, Minnesota 55402.

LifeX Income Trust 1948F [File No. 811-23544]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

LifeX Inflation-Protected Income Trust 1948F [File No. 811-23559]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

MFS California Municipal Fund [File No. 811-09537]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 4, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $48,398.63 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on April 10, 2024 and amended on May 7, 2024.

Applicant's Address: c/o Massachusetts Financial Services Company, 111 Huntington Avenue, Boston, Massachusetts 02199-7618.

Pioneer Emerging Markets Fund [File No. 811-08448]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Pioneer Global Equity Fund, a series of Pioneer Series Trust V, and on November 20, 2017 made a final distribution to its shareholders based on net asset value. Expenses of $127,507.76 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser and the acquiring fund.

Filing Dates: The application was filed on August 10, 2023 and amended on May 23, 2024.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

Pioneer Equity Opportunity Fund [File No. 811-21623]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 18, 2013, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $8,819 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on August 10, 2023 and amended on May 23, 2024.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

Pioneer Real Estate Shares [File No. 811-07870]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 28, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,870 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on August 10, 2023 and amended on May 23, 2024.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

Pioneer Research Fund [File No. 811-09585]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Pioneer Core Equity Fund, a series of Pioneer Series Trust XI, and on April 6, 2013 made a final distribution to its shareholders based on net asset value. Expenses of $101,005 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser and the acquiring fund.

Filing Dates: The application was filed on August 10, 2023 and amended on May 23, 2024.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

Rimrock Funds Trust [File No. 811-23396]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 28, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $25,438.51 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on May 2, 2023 and amended on May 16, 2024.

Applicant's Address: 100 Innovation Drive, Suite 200, Irvine, California 92617.

Stone Ridge Longevity Risk Premium Fixed Income Master Trust [File No. 811-23555]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 65F [File No. 811-23454]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 65M [File No. 811-23514]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 66F [File No. 811-23515]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 66M [File No. 811-23516]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 67F [File No. 811-23517]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating

distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 67M [File No. 811-23519]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 68F [File No. 811-23554]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 68M [File No. 811-23521]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 69F [File No. 811-23522]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 69M [File No. 811-23523]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 70F [File No. 811-23530]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 70M [File No. 811-23526]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 71F [File No. 811-23528]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 71M [File No. 811-23532]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 72F [File No. 811-23533]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 72M [File No. 811-23537]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 73F [File No. 811-23539]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 73M [File No. 811-23540]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating

distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 74F [File No. 811-23541]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 74M [File No. 811-23542]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 75M [File No. 811-23546]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 76F [File No. 811-23547]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 76M [File No. 811-23550]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 77F [File No. 811-23552]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 77M [File No. 811-23553]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 78F [File No. 811-23551]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 78M [File No. 811-23549]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 79F [File No. 811-23548]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 79M [File No. 811-23545]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 80F [File No. 811-23543]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 81F [File No. 811-23536]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating

distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Fund 81M [File No. 811- 23535]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Fund 82F [File No. 811-23534]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 82M [File No. 811-23531]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 83F [File No. 811-23529]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 83M [File No. 811-23527]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 84F [File No. 811-23525]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Fund 84M [File No. 811-23524]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 85F [File No. 811-23520]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Stone Ridge Longevity Risk Premium Fixed Income Trust 85M [File No. 811-23518]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Transamerica ETF Trust [File No. 811-23237]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 13, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $103,977 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on July 6, 2022 and amended on March 22, 2024.

Applicant's Address: 1801 California Street, Suite 5200, Denver, Colorado 80202

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.